Exhibit 12.1

Travelport Businesses of Cendant Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Period July 13, 2006 (Formation Date) through December 31,	Period January 1, 2006 to August 22,	For the year Ended December 31,
	2006	2006	2005	2004		2003		2002
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(146)	$(2,286)	$(118)	$339		$341		$416
Plus: Fixed Charges	160	49	43	21		13		15

Earnings available to cover fixed charges	$14	$(2,237)	$(75)	$360		$354		$431

Fixed charges:
Interest, including amortization of deferred financing costs	$156	$42	$34	$14		$6		$9
Interest portion of rental payment	4	7	9	7		7		6

Total fixed charges	$160	$49	$43	$21		$13		$15

Ratio of earnings to fixed charges	n/a	n/a	n/a	17.35	x	27.85	x	28.42	xx

A              Due to the loss in 2005, and for the period from January 1, 2006 through August 22, 2006 and the period July 13, 2006 (Formation Date) through December 31, 2006 the ratio coverage was less than 1:1 and earnings would have been insufficient to cover fixed charges by $118 million, $2,286 million and $146 million, respectively.